UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November  2023

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Quarter 2023 Results, dated November 2, 2023	3

Page 1 of 5 Third Quarter 2023 Results Grifols accelerates EBITDA margin expansion to 25.1% and further improves its operating performance 1234 Barcelona, Spain, November 02, 2023 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading manufacturer of plasma-derived medicines, delivered another quarter of significant revenue growth, accelerated profitability, and ongoing commitment to its deleveraging path. Thomas Glanzmann, Grifols’ Executive Chairman and CEO commented: “Grifols’ performance and reinforced fundamentals reflect our commitment on enhancing the business to achieve its full potential and maximize value for all stakeholders. Our strong revenue growth and margin expansion are testament to the execution of our growth strategy, alongside the successful deployment of our Operational Improvement Plan. Regarding the in June announced transaction in China, we are progressing and working diligently towards getting the agreement signed and expect to announce it before year-end 2023, in line with our commitment. As we are dealing with a very highly regulated environment, we expect to get all approvals and closing the transaction during the first half of 2024. We are now addressing our leverage and stepping up the focus on our growth strategy to ensure the creation of sustainable long-term shareholder value.” 1 Operating or constant currency (cc) excludes changes rate variations reported in the period 2 Sept’23 YTD’23 vs. Sept’22 YTD’22 (excl. Biotest) 3 Sept’23 vs. July’22 (U.S. data) 4 Compared to 2022 full year figures, before the effect of inflation 5 Leverage ratio consistently calculated based on the credit facilities agreement and including Biotest • Total revenue increase to EUR 4,822 million (+11.7% cc1 ) YTD’23 and EUR 1,597 million (+9.0% cc) in Q3’23, driven by Biopharma (+14.5% cc YTD’23 and 13.7% cc in Q3’23) on the back of solid growth of immunoglobulins and albumin • EBITDA Adjusted margin increases by 480bps to 25.1% in Q3’23 from Q4’22, reaching EUR 374 million, and totals EUR 1,028 million, at 23.2% YTD’23, excluding Biotest • Plasma supply increases by 10%2 , while cost per liter continues to decline by 22%3 following successful execution of the Operational Improvement Plan, resulting in EUR 450 million4 annualized cash cost savings • Reported net profit stands at EUR 60 million in Q3’23, turning positive YTD’23 • Leverage ratio down to 6.7x 5 driven by EBITDA and operating cash flow improvement, while commitment to reach 4.0x by 2024 and signing and announcing one transaction in 2023 remains unchanged • EBITDA Adjusted 2023 guidance updated to EUR 1,450 million and reaffirmed total revenue growth of 10-12% cc driven by Biopharma growth of 12-14% cc • Biotest Fibrinogen ADFIRST trial and two innovation milestones set for the second half of 2023 completed successfully • New leadership appointments to strengthen Innovation and Digitalization

Page 2 of 5 Business performance Total revenue grew 9.0% at constant currency (cc) in Q3’23 (+3.7% on a reported basis) compared to the same period last year, reaching EUR 1,597 million (+9.6% cc and +3.8% reported excl. Biotest). YTD’23 revenue totalled EUR 4,822 million, 11.7% cc (+10.8%) (+8.4% cc, +7.5% excluding Biotest). Biopharma revenue grew by 13.7% cc (+8.1%) to EUR 1,368 million in Q3’23 (+14.9% cc, +8.7% excluding Biotest). The performance in Biopharma was driven by strong underlying demand, continued sustainable plasma supply, price increases for key proteins, and a robust non-U.S. growth strategy. Year to date, Biopharma sales stood at EUR 4,066 million (EUR 3,699 million excluding Biotest), a 14.5% cc (+13.6%) year-on-year increase (+10.6% cc, +9.7% excluding Biotest). Sales of immunoglobulin, Grifols’ flagship product, grew by 17.4% cc in Q3’23, driving a +14.9% growth YTD’23 excluding Biotest, backed by sustained strong adoption of subcutaneous immunoglobulin (SCIG) Xembify® ’s resulting in +48.4% cc growth YTD. Grifols continues to strengthen its immunoglobulin franchise focused on the immunodeficiency market, including the highest-growth primary (PI) and secondary (SID) indications, while maintaining leadership in neurology and acute care. The company aims to continue growing its franchise in the U.S. and other selected countries, while further accelerating the adoption of Xembify® .. Diagnostic revenue was down by 3.1% cc (-7.9%) in Q3’23, totalling EUR 156 million. For the first nine months, revenue increased by 0.9% cc (-0.3%), reaching EUR 498 million, primarily driven by Blood typing solutions (+6.7% cc YTD’23). Grifols continues to maximise the value of its integrated portfolio in Bio Supplies, leveraging a broader portfolio provided by the integration of Access Biologicals. In Q3, revenue declined by 14.1% cc (-18.4%) to EUR 36 million, the result of lower cell culture sales. On a year-to-date basis, revenue grew 22.8% cc (+22.6%), reaching EUR 119 million. Plasma supply grew sustainably, marking a +10% growth YTD’23, while the successful execution of the Operational improvement plan has resulted in a 22% reduction in cost per liter (CPL) in September 2023 compared to the peak in July 2022, which will deliver future margin expansion. The main drivers were the continued decline in donor commitment compensation, plasma-center network rationalization, process efficiencies, structure cost optimization and donor experience improvement. Financial performance and leverage Adjusted gross margin reached 41.0% in Q3’23, improving by 400bps versus the same quarter last year and driving a 39.1% adjusted gross margin year to date (39.7% and 37.8% including Biotest, respectively). Based on the nine-month lag of the industry’s inventory accounting, the company is now recognising the profit and loss (P&L) benefits from the CPL decline that began in Q3’22, with further sequential margin expansion expected for Q4’23 and throughout 2024. EBITDA Adjusted totalled EUR 374 million in Q3’23, with adjusted margin at 25.1% and leading to EUR 1,028 million YTD’23, a 23.2% margin. Biopharma’s strong performance, cost savings from the Operational Improvement Plan, and operational leverage continue to support margins.

Page 3 of 5 EBITDA Adjusted excludes EUR 148 million of one-off charges, including the EUR 140 million of one-time restructuring costs recognized in Q1’23. Reported EBITDA stood at EUR 360 million in Q3’23 and EUR 880 million YTD’23 (EUR 360 million and EUR 884 million including Biotest, respectively). Reported net profit totalled EUR 60 million in Q3 and contributed to EUR 48 million YTD’23 (EUR 60 million and EUR 3 million including Biotest, respectively). Deleveraging remains a key priority, and Grifols reiterates its commitment to deleveraging its balance sheet, with its leverage ratio declining to 6.7x in Q3’23 driven by EBITDA improvement and operating cash flow generation of EUR 262 million. The company is committed to reach 4.0x by the end of 2024 and to sign and announce one deleveraging transaction by year-end 2023. Excluding the impact of IFRS 1665net financial debt totalled EUR 9,540 million. As of September 30, 2023, Grifols had a liquidity position of EUR 1,134 million and a cash position of EUR 484 million. Innovation Grifols is on track to achieve all innovation milestones set for the second half of 2023, including successfully completing those of GIGA564 and GIGA2339 in Q3’23. Additionally, its innovation pipeline continues to progress, including the Biotest Fibrinogen ADFIRST trial, which was completed in the third quarter. Strengthened leadership As Grifols looks to achieve its full potential and solidify its position as a global industry leader, ensuring a best-in-class team and strong leadership are key. Grifols was pleased to make two senior leadership appointments in the third quarter as part of these efforts. Dr. Jörg Schüttrumpf was appointed Chief Scientific Innovation Officer (CSIO). As the head of innovation for the entire Grifols Group, Dr. Schüttrumpf will focus on accelerating the development of differentiated plasma and non-plasma medicines in key therapeutic areas, building on Grifols’ robust innovation pipeline. His responsibilities include management of the entire development cycle for new therapies, from discovery to clinical trial programs, and strategic partnerships and advanced technologies. Miguel Louzan was appointed to the new role of Chief Digital Information Officer (CDIO). Mr. Louzan will lead digital and data transformation. He will focus his efforts in accelerating the company’s use of digital platforms, data science and new technologies to transform and strengthen critical business activities such as relationships with plasma donors and customers, manufacturing operations, and the development of new therapeutics and cybersecurity. 6 As of September 2023, the impact of IFRS 16 on total debt is EUR 1,032.6 million

Page 4 of 5 CONFERENCE CALL Grifols will host today a conference call at 1.30pm CET / 8.30am EST on Thursday, November 02, 2023 to discuss its Q3’23 business update. To listen to the webcast and view the Business Update Presentation, visit our web site www.grifols.com/en/investors. Participants are advised to register in advance of the conference call. The transcript and webcast replay of the call will be available on our web site at www.grifols.com/en/investors within 24 hours after the end of the live conference call. INVESTORS: Grifols Investors Relations & Sustainability inversores@grifols.com - investors@grifols.com sostenibilidad@grifols.com - sustainability@grifols.com Tel. +34 93 571 02 21 MEDIA CONTACTS: Grifols Press Office media@grifols.com / Tel. +34 93 571 00 02 Spain Duomo Comunicación Tel.: +34 91 311 92 89 – +34 91 311 92 90 Raquel Lumbreras (M. +34 659 572 185) Raquel_lumbreras@duomocomunicacion.com Borja Gómez (M. +34 650 402 225) Borja_gomez@duomocomunicacion.com International FGS Global Email: Grifols@fgsglobal.com Tel.: +44 20 7251 3801 Charles.Obrien@fgsglobal.com James.Gray@fgsglobal.com About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries. Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across a broad range of therapeutic areas: immunology, hepatology and intensive care, pulmonology, hematology, neurology, and infectious diseases. A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with over 390 across North America, Europe, Africa and the Middle East, and China. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 24,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership. In 2022, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced.

Page 5 of 5 The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

Q3 2023 Results - 1 - Delivering on Commitments: Accelerating Profitable Growth and Deleveraging Q3 2023 Results November 2, 2023

Q3 2023 Results - 2 - Legal Disclaimer Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. Forward-Looking Statements This presentation contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. NON-GAAP Financial Measures This presentation refers to certain non-GAAP financial measures. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In addition, these measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by providing specific information regarding GAAP amounts excluded from these non-GAAP financial measures. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in our Grifols Financial Statements.

Q3 2023 Results - 3 - Table of Contents 4. Final Remarks Q3 2023 Results - 3 - 1. Accelerating Profitable Growth 2. Performance by Business Unit 3. Group Financial Performance 5. Annex

Q3 and YTD'23: Delivering on Commitments

Accelerating Profitable Growth While Focused on Deleveraging

Delivered Operational Performance

- Accelerate growth
- Planning and execution
- Lean and cost-effective organization

+11.7% cc	25.1%	EUR 450m+	+10%	-22%	EUR 1,450m
Revenue growth YTD'23 (incl. Biotest)	Adj. EBITDA Margin Q3 (excl. Biotest)	Cash cost savings	Plasma supply YTD'23	CPL Sept'23 vs. Jul'22	EBITDA guidance FY23 (incl. Biotest)

Deleveraging Execution

- Organic EBITDA improvement
- Improved cash flows
- Stronger balance sheet
- Deleveraging transaction

Organic deleveraging well on track

6.7x (9.0x in Q2'22)
Leverage ratio Q3'23

4.0x
Leverage ratio target by 2024

Deleveraging transaction expected to be signed and announced in 2023

Focused on Growth Strategy

- Global market maker
- Strengthened leadership
- Accelerate innovation

Egypt and Canada self-sufficiency initiatives

New leadership in Innovation and Digital

On track to achieve innovation milestones set for H2

Q3 2023 Results - 4 - GRIFOLS

Q3 2023 Results - 5 - Table of Contents 4. Final Remarks Q3 2023 Results - 5 - 2. Performance by Business Unit 1. Accelerating Profitable Growth 3. Group Financial Performance 5. Annex

Q3 2023 Results - 6 - Revenue Driven by Double Digit Biopharma Growth Performance by Business Unit Grifols Biotest Grifols incl. Biotest Revenues 4,456 367 4,822 % growth +7.5% +77.9% +10.8% % growth at cc +8.4% +78.3% +11.7% Biopharma 3,699 367 4,065 % growth +9.7% +77.9% +13.6% % growth at cc +10.6% +78.3% +14.5% Diagnostic 498 - 498 % growth -0.3% - -0.3% % growth at cc +0.9% - +0.9% Bio Supplies 119 - 119 % growth +22.6% - +22.6% % growth at cc +22.8% - +22.8% Others 140 - 140 % growth -20.9% - -20.9% % growth at cc -21.0% - -21.0% 206 357 162 368 367 Q3 YTD 2022 Biopharma 5 Diagnostic 22 Bio Supplies 36 Others & Intersegments 4,492 Q3 YTD 2023 4,455 FX 38 Q3 YTD 2023 (cc) 4,351 4,860 4,822 4,145 (EUR in millions) +0.9% cc +22.8% cc +11.7% cc (incl. Biotest) +8.4% cc (excl. Biotest) +10.8% (incl. Biotest) +7.5% (excl. Biotest) -21.0% cc Biotest1 Grifols +10.6% cc Q3 YTD 2023 (EUR in millions) 1 Biotest consolidating since May’22

Performance by Business Unit | ***Biopharma*** *(excl. Biotest)*

IG and Albumin Franchises Growth Accelerates

Q3'23	+14.9% cc +8.7%

Q3 YTD'23	+10.6% cc +9.7%

Key protein	% revenues	YTD growth (cc)	Drivers
IG	55-60%	+14.9%	• Higher Xembify® (SCIG) demand in the U.S. • Strong demand and positive pricing in Europe and ROW
Albumin	10-15%	+17.9%	• Higher demand in China • Price increases in China and some EU and LATAM countries
Alpha-1 & Specialty proteins	25-30%	-0.1%	• Lower Alpha-1 volume in some EU countries due to industry dynamics, partially offset by higher demand in Spain, Italy and Austria • Strong anti-rabies' performance driven by higher demand in the U.S. • Lower pdFVIII performance driven by unfavorable geo mix

IG YTD'23 sales growth performance



14.5%
12.8%
17.4%
Q3 YTD'23
+14.9%
cc
Q1'23
Q2'23
Q3'23

SCIG YTD'23 volume growth performance



Q3 YTD'23
+48.4%
cc
Q1'23
Q2'23
Q3'23

Q3 2023 Results - 7 - GRIFOLS

Q3 2023 Results - 8 - 80 85 90 95 100 105 110 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Continued CPL Reduction Drives Accelerated Margin Expansion Performance by Business Unit | Biopharma | Cost Per Liter Cost per liter (CPL) Base 100 Note: -22% as of Sept’23 compared with July’22 peak. Excludes Biotest CPL (U.S. data) Plasma supply growth +10% Oct. YTD’23 vs. Oct. YTD’22 Operational Improvement Plan initiatives continue to drive CPL decline Main drivers • Decreasing donor commitment compensation • Plasma center network rationalization • Process efficiency • Structure cost optimization • Donor experience improvement -22%

Performance by Business Unit | Biopharma | ***Innovation***

Innovation Milestones On Track for H2 2023

Completed ✓ On track ●

	Milestone	2023 timing		Status[1]	Details
New Product & Indication	Finalize enrollment of the PRECIOSA study	**H1**		Completed	Enrollment completed in May (410 subjects) following a successful acceleration plan (avg ~20 pt/mo in the last 12Mo)
	Alpha-1 AT 15% SC study advancement from single to repeat dose phase	**H1**		Completed	Progress within Ph1/2 study. Positive PK & Safety data for single dose enables to move to repeat dose phase
	First patient enrolled and treated in Xembify® SID-CLL study		**H2**	On track	Activation of US sites ongoing and first sites active in Europe
	GIGA564 IND submission		**H2**	Completed	IND submitted in Oct. Collaboration agreement with NCI (National Cancer Institute) signed in Sept.
	GIGA2339 pre-IND submission		**H2**	Completed	Positive FDA Pre-IND meeting held Sept. 15
Lifecycle Management	Final results of Xembify® bi-weekly dosing study	**H1**		Completed	Positive results. FDA Submission completed Sept. 18
	Final results of IVIG-PEG study	**H1**		Completed	Positive results
	Finalize enrolment of the SPARTA study		**H2**	Completed	Ahead of schedule Enrolment completed in June
Biotest	Trimodulin ESsCAPE trial study initiation	**H1**		Completed	First sites active. First patients enrolled
	Yimmugo® BLA FDA submission	**H1**		Completed	FDA submission completed in June
	Fibrinogen ADFIRST trial completed and top line study results		**H2**	On track	Enrollment completed in September
	Cytotect PreCyssion trial last patient expected		**H2**	On track	Enrollment ongoing

[1] *As of November 2, 2023*

Q3 2023 Results - 9 - GRIFOLS

Performance by Business Unit | ***Diagnostic***

Blood Typing Solutions Delivers Strong Growth

Q3'23 › **-3.1% cc** -7.9%

Q3 YTD'23 › **+0.9% cc** -0.3%

Q3 YTD'23 Adjusted › **-2.6% cc** -4.0%

Category	% revenues	YTD growth (cc)	Drivers
NAT Donor Screening	*50-55%*	**-2.0%**	• Extended agreement up to 20 years with CTS in USA; the related price concessions are offset by strong captive plasma volume and tissue and organ donor segment growth • Strong APAC is driven by Instrument sales in Japan and Indonesia • EFS France adverse impact YoY due to volume tender share decrease
Blood Typing Solutions	*25-30%*	**+6.7%**	• Strong performance across regions, remarkably in U.S. +15% • Partially offsetting lower sales of GelCards in China • Robust growth in Argentina and the Middle East
Recombinant proteins	*15-20%*	**+6.2%** **-15.6%** adjusted	• Positive one-time true-up from a partner company partially offset by lower JB profits • Signed a 10-year supply agreement with an important partner in the Diagnostic field

Q3 2023 Results - 10 - GRIFOLS

Q3 2023 Results - 11 - Maximizing the Value of Our Integrated Portfolio Performance by Business Unit | Bio Supplies Category % revenues YTD growth (cc) Drivers Bio Supplies Biopharma 50-55% +18.7% • Lower cell culture sales driven by subdued demand in Q3’23 • New customers driving Grifols legacy business growth Bio Supplies Diagnostic 25-30% +45.9% • Growth driven by broader portfolio from Access acquisition and price increase • Improved margins of blood derived products related to ongoing operational optimization plan Plasma hyperimmune sales to third parties 20-25% +7.0% • New contracts driving sales growth -18.4% -14.1% cc Q3’23 +22.6% +22.8% cc Q3 YTD’23

Q3 2023 Results - 12 - Table of Contents 1. Accelerating Profitable Growth 2. Performance by Business Unit 3. Group Financial Performance 4. Final Remarks 5. Annex

Group Financial Performance

Strong Performance Across the Board

Growing	Enhancing	Strengthening
revenues sustainably	profitability (Adj. EBITDA)	balance sheet
+9.0% cc (Q3'23 incl. Biotest)	**25.1%** (Q3'23 excl. Biotest)	**6.7x**[1] **Leverage Ratio** (Q3'23 incl. Biotest)
+11.7% cc (Q3 YTD'23 incl. Biotest)	**23.2%** (Q3 YTD'23 excl. Biotest)	**+€260m**[2] **Operating cash flow increase** (YTD Q3'23 vs. Dec'22 incl. Biotest)
	EUR 1,450m Adj. EBITDA guidance FY23 (incl. Biotest)	

[1] Leverage Ratio using net financial Debt and Adjusted EBITDA as per credit agreement definition. For further details, please see the annex.
[2] Cash flow from operations including CAPEX

Q3 2023 Results - 13 - GRIFOLS

Q3 2023 Results - 14 - Delivering Positive Double-Digit Revenue Growth Group Financial Performance Strengthening balance sheet Enhancing profitability Growing revenues sustainably BIOPHARMA as the main driver 5,417 5,703 5,880 5,960 6,013 4,355 4,644 4,795 4,871 4,971 4000.0 4500.0 5000.0 5500.0 6000.0 6500.0 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Total revenue LTM (excl. Biotest) Biopharma revenue LTM (excl. Biotest) +11% FY23 Guidance On track to achieve Q3 Q3 YTD’23 LTM (EUR in millions) Total revenue (incl. Biotest) €1,597m +9.0% cc +3.7% €4,822m +11.7% cc +10.8% +14.5% cc Q3 YTD’23 (incl. Biotest) Solid underlying demand Strong double-digit IG performance, with SCIG +48% YTD Ex-US strategy delivered strong growth Mid single digit price increases +10-12%cc (Biopharma +12-14%cc)

Growing revenues sustainably | **Enhancing** profitability | Strengthening balance sheet

Group Financial Performance

Capturing Cost Savings Plan and Operational Efficiencies

Gross Margin


+400bps
37.0%
35.7%
37.1%
38.6%
41.0%
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23

SG&A *(% of total revenues)*


-120bps
19.2%
19.7%
19.0%
17.7%
18.0%
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23

Significant increase of Biopharma gross margin

- Positive product mix, with IG and strong adoption of SCIG
- Mid-single-digit price increases in key proteins
- Plasma supply and volumes continue to grow sustainably
- 22% CPL reduction from the peak in July'22 (9-months lag to GM impact)

- Positive impact from operational leverage
- Operational efficiencies through streamlined organization
- Benefiting from scale and automation

Note: Gross margin and SG&A are adjusted figures. Refer to Annex for further detail

Q3 2023 Results - 15 - GRIFOLS

Q3 2023 Results - 16 - Sequential EBITDA Margin Expansion Accelerates up to 25%+ Group Financial Performance Q3 Q3 YTD’23 LTM (EUR in millions) 1,040 1,174 1,220 1,272 1,336 21.0% 20.3% 21.0% 23.4% 25.1% 19.0% 20.0% 21.0% 22.0% 23.0% 24.0% 25.0% 26.0% 27.0% 28.0% 29.0% 350.00 550.00 750.00 950.00 1150.00 1350.00 1550.00 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Adjusted EBITDA LTM (excl. Biotest) Adjusted EBITDA Margin quarterly (excl. Biotest) +28% On track to achieve upper range Strengthening balance sheet Enhancing profitability Growing revenues sustainably €374m 25.1% €1,028m 23.2% Strong business performance Operational improvement plan through €450m cash cost savings Operational leverage FY23 Guidance Adj. EBITDA (excluding Biotest) Main drivers EUR 1,450m

Q3 2023 Results - 17 - Revenue Growth Guidance Reaffirmed and EBITDA at EUR 1,450m Group Financial Performance | FY23 Guidance Proforma EBITDA annualizing savings (excl. Biotest) EBITDA Adjusted (incl. Biotest) EUR 1,400-1,450m EUR 1,700-1,750m 28-29% Strengthening balance sheet Enhancing profitability Growing revenues sustainably EUR 1,750m 28-29% EUR 1,450m Previous Updated H2’23 (excl. Biotest) 24-25% 25% FY23 (excl. Biotest) 24% 24%+ Biopharma 12-14% cc (incl. Biotest) Total 10-12% cc (incl. Biotest) Revenue Adjusted EBITDA Previous Updated

Growing
revenues sustainably
Enhancing
profitability
Strengthening
balance sheet

Group Financial Performance

EBITDA Improvement and Accelerated Deleveraging

Leverage ratio


9.0x
1.9x
7.1x
0.4x
6.7x
2.7x
4.0x
LTM Q2'22
EBITDA improvement FY22
LTM Q4'22
EBITDA improvement Q3'23
LTM Q3'23
EBITDA improvement and inorganic deleveraging
FY24E

+€260m
Operating cash flow improvement
(YTD Q3'23 vs. Dic'22 incl. Biotest)

€0.5bn
Cash and cash equivalents

€1.1bn+
Liquidity

Q3 2023 Results - 18 - GRIFOLS

Q3 2023 Results - 19 - Table of Contents 1. Accelerating Profitable Growth 5. Annex 2. Performance by Business Unit 3. Group Financial Performance 4. Final Remarks

Q3 2023 Results - 20 - Q3 2023 Adj. EBITDA margin 2022 25.1% EBITDA margin 20.1% H1 2023 Adj. EBITDA margin 22.2% Adj. EBITDA margin proforma annualizing savings 28-29% FY 2023 Enhance donor experience Focus on core businesses Global market maker and shaper Continuous business optimization Accelerate innovation New markets and business models Shifting from Strengthened Fundamentals to Accelerating Profitable and Sustainable Growth Final Remarks Upskilling our talent to build a world class management team Solid and sustainable financials Driven by 6 strategic levers Note: EBITDA excluding Biotest

Q3 2023 Results - 21 - Table of Contents 1. Accelerating Profitable Growth 2. Performance by Business Unit 3. Group Financial Performance 5. Annex 5.1. Financials 4. Final Remarks

Q3 2023 Results - 22 - Revenue | Q3 2023 Annex * Constant currency (cc) excludes exchange rate fluctuations over the period. In thousands of euros Reported At cc* Reported At cc* Revenue by Business Unit 1,487,992 109,490 1,597,482 1,433,365 107,766 1,541,131 3.8% 9.6% 3.7% 9.0% Biopharma 1,258,174 109,490 1,367,664 1,157,415 107,766 1,265,181 8.7% 14.9% 8.1% 13.7% Diagnostic 156,282 - 156,282 169,620 - 169,620 (7.9%) (3.1%) (7.9%) (3.1%) Bio Supplies 36,057 - 36,057 44,214 - 44,214 (18.4%) (14.1%) (18.4%) (14.1%) Others & intersegments 37,479 - 37,479 62,116 - 62,116 (39.7%) (37.9%) (39.7%) (37.9%) Revenue by Country 1,487,992 109,490 1,597,482 1,433,365 107,766 1,541,131 3.8% 9.6% 3.7% 9.0% US + CANADA 969,662 546 970,208 993,706 954 994,660 (2.4%) 3.9% (2.5%) 3.8% E U 232,215 57,209 289,424 210,998 57,052 268,050 10.1% 10.4% 8.0% 8.2% ROW 286,115 51,735 337,850 228,661 49,760 278,421 25.1% 33.5% 21.3% 28.3% Grifols incl. Biotest Q3 2023 % vs PY Grifols Biotest Grifols incl. Biotest Q3 2022 Grifols Biotest Grifols excl. Biotest Grifols incl. Biotest

Q3 2023 Results - 23 - Revenue | YTD 2023 Annex * Constant currency (cc) excludes exchange rate fluctuations over the period. In thousands of euros Reported At cc* Reported At cc* Revenue by Business Unit 4,455,819 366,608 4,822,427 4,145,169 206,053 4,351,222 7.5% 8.4% 10.8% 11.7% Biopharma 3,699,270 366,608 4,065,878 3,372,017 206,053 3,578,070 9.7% 10.6% 13.6% 14.5% Diagnostic 497,771 - 497,771 499,056 - 499,056 (0.3%) 0.9% (0.3%) 0.9% Bio Supplies 118,672 - 118,672 96,767 - 96,767 22.6% 22.8% 22.6% 22.8% Others & intersegments 140,106 - 140,106 177,329 - 177,329 (21.0%) (20.9%) (21.0%) (20.9%) Revenue by Country 4,455,819 366,608 4,822,427 4,145,169 206,053 4,351,222 7.5% 8.4% 10.8% 11.7% US + CANADA 2,891,622 1,450 2,893,072 2,809,524 2,119 2,811,643 2.9% 3.5% 2.9% 3.5% E U 721,338 195,617 916,955 634,287 107,386 741,673 13.7% 13.7% 23.6% 23.6% ROW 842,859 169,541 1,012,400 701,358 96,548 797,906 20.2% 22.8% 26.9% 29.3% YTD 2022 % vs PY Grifols incl. Biotest Grifols excl. Biotest Grifols incl. Biotest Grifols Biotest Grifols incl. Biotest Grifols Biotest YTD 2023

Annex

P&L | Q3 2023

	Q3 2023							Q3 2022			% vs PY			
	Grifols excl. Biotest				Grifols incl. Biotest			Grifols excl. Biotest			Grifols excl. Biotest		Grifols incl. Biotest	
In thousands of euros	Reported	One-offs	Reported excl. One-offs	Biotest	Reported	One-offs	Reported excl. One-offs	Grifols	Biotest	Combined	Reported	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**1,487,992**		**1,487,992**	**109,490**	**1,597,482**		**1,597,482**	**1,433,365**	**107,765**	**1,541,130**	**3.8%**	**3.8%**	**3.7%**	**3.7%**
Cost of Sales	(879,989)	1,690	(878,299)	(85,660)	(965,649)	1,690	(963,959)	(897,141)	(84,119)	(981,260)	(1.9%)	(2.1%)	(1.6%)	(1.8%)
Gross Margin	**608,003**	**1,690**	**609,693**	**23,830**	**631,833**	**1,690**	**633,523**	**536,224**	**23,646**	**559,870**	**13.4%**	**13.7%**	**12.9%**	**13.2%**
% Net revenue	*40.9%*		*41.0%*	*21.8%*	*39.6%*		*39.7%*	*37.4%*	*21.9%*	*36.3%*				
R&D	(72,216)	769	(71,447)	(16,232)	(88,448)	769	(87,679)	(78,327)	(15,287)	(93,614)	(7.8%)	(8.8%)	(5.5%)	(6.3%)
SG&A	(279,838)	11,346	(268,492)	(20,478)	(300,316)	11,346	(288,970)	(274,580)	(18,243)	(292,823)	1.9%	(2.2%)	2.6%	(1.3%)
Operating Expenses	**(352,054)**	**12,115**	**(339,939)**	**(36,710)**	**(388,764)**	**12,115**	**(376,649)**	**(352,907)**	**(33,530)**	**(386,437)**	**(0.2%)**	**(3.7%)**	**0.6%**	**(2.5%)**
Other Income	-		-	-	-		-	14,678	-	14,678	-	-	(100%)	0.0%
Share of Results of Equity Accounted Investees - Core Activities	7,519		7,519	-	7,519		7,519	13,276	-	13,276	(43.4%)	(43.4%)	(43.4%)	(43.4%)
OPERATING RESULT (EBIT)	**263,468**	**13,805**	**277,273**	**(12,880)**	**250,588**	**13,805**	**264,393**	**211,271**	**(9,884)**	**201,387**	**24.7%**	**31.2%**	**24.4%**	**31.3%**
% Net revenue	*17.7%*		*18.6%*	*(11.8%)*	*15.7%*		*16.6%*	*14.7%*	*(9.2%)*	*13.1%*				
Financial Result	(137,781)		(137,781)	(13,155)	(150,936)		(150,936)	(110,592)	(4,238)	(114,830)	24.6%	24.6%	31.4%	31.4%
Share of Results of Equity Accounted Investees	(65)		(65)	-	(65)		(65)	(64)	-	(64)	1.6%	1.6%	1.6%	1.6%
PROFIT BEFORE TAX	**125,622**	**13,805**	**139,427**	**(26,035)**	**99,587**	**13,805**	**113,392**	**100,615**	**(14,122)**	**86,493**	**24.9%**	**38.6%**	**15.1%**	**31.1%**
% Net revenue	*8.4%*		*9.4%*	*(23.8%)*	*6.2%*		*7.1%*	*7.0%*	*(13.1%)*	*5.6%*				
Income Tax Expense	(31,406)	(3,451)	(34,857)	25,826	(5,580)	(3,451)	(9,031)	(25,822)	(1,498)	(27,320)	21.6%	35.0%	(79.6%)	(66.9%)
% of pre-tax income	*25.0%*		*25.0%*	*99.2%*	*5.6%*		*8.0%*	*25.7%*	*(10.6%)*	*31.6%*				
CONSOLIDATED PROFIT	**94,216**	**10,354**	**104,570**	**(209)**	**94,007**	**10,354**	**104,361**	**74,793**	**(15,620)**	**59,173**	**26.0%**	**39.8%**	**58.9%**	**76.4%**
Results Attributable to Non-Controlling Interests	(34,602)	(183)	(34,785)	138	(34,464)	(183)	(34,647)	(18,863)	4,249	(14,614)	83.4%	84.4%	135.8%	137.1%
GROUP PROFIT	**59,614**	**10,171**	**69,785**	**(71)**	**59,543**	**10,171**	**69,714**	**55,930**	**(11,371)**	**44,559**	**6.6%**	**24.8%**	**33.6%**	**56.5%**
% Net revenue	*4.0%*		*4.7%*	*(0.1%)*	*3.7%*		*4.4%*	*3.9%*	*(10.6%)*	*2.9%*				

Note: *We have adjusted under the column "One-offs" to reflect the underlying performance of Grifols' operations and for comparability purposes. These adjustments are related to specific events and are not expected to be repeated periodically. In 2023, it includes: (i) restructuring costs as part of the Operational Improvement Plan announced in February 2023 and accrued a one-time restructuring charge of about EUR 140 million; (ii) M&A transaction costs are mainly related to the transaction in China announced in June 2023; (iii) a one-off Diagnostic Division commercial true-up.*

Q3 2023 Results - 24 - GRIFOLS

Annex

P&L | YTD 2023

In thousands of euros	YTD 2023							YTD 2022			% vs PY			
	Grifols excl. Biotest				Grifols incl. Biotest			Grifols incl. Biotest			Grifols excl. Biotest		Grifols incl. Biotest	
	Reported	One-offs	Reported excl. One-offs	Biotest	Reported	One-offs	Reported excl. One-offs	Grifols	Biotest	Combined	Reported	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**4,455,819**	**(18,830)**	**4,436,989**	**366,609**	**4,822,428**	**(18,830)**	**4,803,598**	**4,145,169**	**206,053**	**4,351,222**	**7.5%**	**7.0%**	**10.8%**	**10.4%**
Cost of Sales	(2,731,145)	28,689	(2,702,456)	(286,543)	(3,017,688)	28,689	(2,988,999)	(2,560,026)	(158,775)	(2,718,801)	6.7%	5.6%	11.0%	9.9%
Gross Margin	**1,724,674**	**9,859**	**1,734,533**	**80,065**	**1,804,740**	**9,859**	**1,814,599**	**1,585,143**	**47,278**	**1,632,421**	**8.8%**	**9.4%**	**10.6%**	**11.2%**
% Net revenue	*38.7%*		*39.1%*	*21.8%*	*37.4%*		*37.8%*	*38.2%*	*22.9%*	*37.5%*				
R&D	(223,594)	5,810	(217,784)	(58,103)	(281,697)	5,810	(275,887)	(229,853)	(25,043)	(254,896)	(2.7%)	(5.3%)	10.5%	8.2%
SG&A	(946,067)	133,496	(812,571)	(67,409)	(1,013,476)	133,496	(879,980)	(827,912)	(32,800)	(860,712)	14.3%	(1.9%)	17.7%	2.2%
Operating Expenses	**(1,169,661)**	**139,306**	**(1,030,355)**	**(125,512)**	**(1,295,173)**	**139,306**	**(1,155,867)**	**(1,057,765)**	**(57,843)**	**(1,115,608)**	**10.6%**	**(2.6%)**	**16.1%**	**3.6%**
Other Income	-		-	-	-	-	-	19,186	-	19,186	-	-	(100%)	(100.0%)
Share of Results of Equity Accounted Investees - Core Activities	35,047		35,047	-	35,047	-	35,047	92,735	-	92,735	(62.2%)	(62.2%)	(62.2%)	(62.2%)
OPERATING RESULT (EBIT)	**590,060**	**149,165**	**739,225**	**(45,447)**	**544,614**	**149,165**	**693,779**	**639,299**	**(10,565)**	**628,734**	**(7.7%)**	**15.6%**	**(13.4%)**	**10.3%**
% Net revenue	*13.2%*		*16.7%*	*(12.4%)*	*11.3%*		*14.4%*	*15.4%*	*(5.1%)*	*14.4%*				
Financial Result	(389,773)		(389,773)	(35,281)	(425,054)	-	(425,054)	(306,065)	(7,518)	(313,583)	27.3%	27.3%	35.5%	35.5%
Share of Results of Equity Accounted Investees	(927)		(927)	-	(927)	-	(927)	(770)	-	(770)	20.4%	20.4%	20.4%	20.4%
PROFIT BEFORE TAX	**199,360**	**149,165**	**348,525**	**(80,728)**	**118,633**	**149,165**	**267,798**	**332,464**	**(18,083)**	**314,381**	**(40.0%)**	**4.8%**	**(62.3%)**	**(14.8%)**
% Net revenue	*4.5%*		*7.9%*	*(22.0%)*	*2.5%*		*5.6%*	*8.0%*	*(8.8%)*	*7.2%*				
Income Tax Expense	(49,840)	(37,317)	(87,157)	34,141	(15,699)	(37,317)	(53,016)	(75,850)	(2,745)	(78,595)	(34.3%)	14.9%	(80.0%)	(32.5%)
% of pre-tax income	*25.0%*		*25.0%*	*42.3%*	*13.2%*		*19.8%*	*22.8%*	*(15.2%)*	*25.0%*				
CONSOLIDATED PROFIT	**149,520**	**111,848**	**261,368**	**(46,585)**	**102,934**	**111,848**	**214,782**	**256,614**	**(20,828)**	**235,786**	**(41.7%)**	**1.9%**	**(56.3%)**	**(8.9%)**
Results Attributable to Non-Controlling Interests	(101,403)	3,981	(97,422)	1,791	(99,612)	3,981	(95,631)	(53,154)	5,577	(47,577)	90.8%	83.3%	109.4%	101.0%
GROUP PROFIT	**48,117**	**115,829**	**163,946**	**(44,795)**	**3,322**	**115,829**	**119,151**	**203,460**	**(15,251)**	**188,209**	**(76.4%)**	**(19.4%)**	**(98.2%)**	**(36.7%)**
% Net revenue	*1.1%*		*3.7%*	*(12.2%)*	*0.1%*		*2.5%*	*4.9%*	*(7.4%)*	*4.3%*				

Note: *We have adjusted under the column "One-offs" to reflect the underlying performance of Grifols' operations and for comparability purposes. These adjustments are related to specific events and are not expected to be repeated periodically. In 2023, it includes: (i) restructuring costs as part of the Operational Improvement Plan announced in February 2023 and accrued a one-time restructuring charge of about EUR 140 million; (ii) M&A transaction costs are mainly related to the transaction in China announced in June 2023; (iii) a one-off Diagnostic Division commercial true-up.*

Q3 2023 Results - 25 - GRIFOLS

Annex

Cash Flow | Q3 2023

	Q3 2023										Q3 2022	% vs PY	
	Grifols excl. Biotest						Biotest	Grifols incl. Biotest			Grifols incl. Biotest	Grifols incl. Biotest	
In thousands of euros	Reported	Restructuring costs	Transaction costs	Diagnostic true-up commercial	Total one-offs	Reported excl. One-offs		Reported	Total one-offs	Reported excl. One-offs	Reported	Reported	Reported excl. One-offs
Reported Group Profit	**59,614**	**(184)**	**10,353**	**-**	**10,169**	**69,783**	**(71)**	**59,543**	**10,169**	**69,712**	**44,559**	**34%**	**56%**
Depreciation and Amortization	94,319	(558)	-	-	(558)	93,761	12,641	106,960	(558)	106,402	103,861	3%	2%
Net Provisions	22,253	16,183	-	-	16,183	38,436	(2,984)	19,269	16,183	35,452	(11,243)	-271%	-415%
Other Adjustments and Other Changes in Working Capital	106,380	184	3,452	-	3,636	110,016	(25,103)	81,277	3,636	84,913	25,733	216%	230%
Change in Operating Working Capital	(98,179)	3,353	(7,812)	(18,830)	(23,289)	(121,468)	(13,238)	(111,417)	(23,289)	(134,706)	(272,789)	-59%	-51%
Changes in Inventories	*(107,912)*	*-*	*-*	*-*	*-*	*(107,912)*	*(32,529)*	*(140,441)*	*-*	*(140,441)*	*(246,529)*	*-43%*	*-43%*
Change in Trade Receivables	*15,782*	*-*	*-*	*(18,830)*	*(18,830)*	*(3,048)*	*21,306*	*37,088*	*(18,830)*	*18,258*	*18,690*	*98%*	*-2%*
Change in Trade Payables	*(6,049)*	*3,353*	*(7,812)*	*-*	*(4,459)*	*(10,508)*	*(2,015)*	*(8,064)*	*(4,459)*	*(12,523)*	*(44,950)*	*-82%*	*-72%*
Net Cash Flow From Operating Activities	**184,387**	**18,978**	**5,993**	**(18,830)**	**6,141**	**190,528**	**(28,755)**	**155,632**	**6,141**	**161,773**	**(109,879)**	**-242%**	**-247%**
Business Combinations and Investments in Group Companies	(48,705)	-	-	-	-	(48,705)	-	(48,705)	-	(48,705)	11,782	-513%	-513%
CAPEX	(38,175)	-	-	-	-	(38,175)	(7,085)	(45,260)	-	(45,260)	(80,024)	-43%	-43%
R&D/Other Intangible Assets	(15,392)	-	-	-	-	(15,392)	(5,579)	(20,971)	-	(20,971)	(8,631)	143%	143%
Other Cash Inflow / (Outflow)	25,942	-	-	-	-	25,942	(33,890)	(7,949)	-	(7,949)	39,112	-120%	-120%
Net Cash Flow From Investing Activities	**(76,330)**	**-**	**-**	**-**	**-**	**(76,330)**	**(46,554)**	**(122,885)**	**-**	**(122,885)**	**(37,761)**	**225%**	**225%**
Free Cash Flow	**108,057**	**18,978**	**5,993**	**(18,830)**	**6,141**	**114,198**	**(75,309)**	**32,747**	**6,141**	**38,888**	**(147,640)**	**-122%**	**-126%**
Issue / /Repayment) of Debt	(87,434)	-	-	-	-	(87,434)	8,159	(79,275)	-	(79,275)	-	-	-
Capital Grants	34	-	-	-	-	34	-	34	-	34	48,589	-100%	-100%
Dividends (Paid) / Received	-	-	-	-	-	-	-	-	-	-	6,198	-100%	-100%
Other Cash Flows From / (Used in) Financing Activities	153	-	-	-	-	153	(290)	(137)	-	(137)	2,191	-106%	-106%
Interco transactions and investments in Group and related companies	(70,507)	-	-	-	-	(70,507)	70,507	-	-	-	-		
Net Cash Flow From Financing Activities	**(157,754)**	**-**	**-**	**-**	**-**	**(157,754)**	**78,376**	**(79,378)**	**-**	**(79,378)**	**56,977**	**-239%**	**-239%**
Total Cash Flow	**(49,697)**	**18,978**	**5,993**	**(18,830)**	**6,141**	**(43,556)**	**3,067**	**(46,631)**	**6,141**	**(40,490)**	**(90,663)**	**-49%**	**-55%**
Cash and Cash Equivalents at the Beginning of the Year	455,048	-	-	-	-	455,048	68,304	523,352	-	523,352	525,094	0%	0%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	7,522	-	-	-	-	7,522	(17)	7,505	-	7,505	45,149	-83%	-83%
Cash and Cash Equivalents at the End of the Period	**412,873**	**18,978**	**5,993**	**(18,830)**	**6,141**	**419,014**	**71,354**	**484,226**	**6,141**	**490,367**	**479,580**	**1%**	**2%**

Note: *We have made adjustments to reflect the underlying performance of Grifols' operations and for comparability purposes. These adjustments are caused due to a unique event and are not expected to be repeated periodically. In 2023, it includes: (i) restructuring costs as part of the Operational Improvement Plan, which was announced in February 2023 and accrued a one-time restructuring charge of about EUR 140 million; (ii) M&A transaction costs are mainly related to the transaction in China announced in June 2023; (iii) a one-off Diagnostic Division commercial true-up.*

Q3 2023 Results - 26 - GRIFOLS

Annex

Cash Flow | YTD 2023

In thousands of euros	Q3 YTD 2023										YTD 2022	% vs PY	
	Grifols excl. Biotest						Biotest	Grifols incl. Biotest			Grifols incl. Biotest	Grifols incl. Biotest	
	Reported	Restructuring costs	Transaction costs	Diagnostic true-up commercial	Total one-offs	Reported excl. One-offs		Reported	Total one-offs	Reported excl. One-offs	Reported	Reported	Reported excl. One-offs
Reported Group Profit	**48,117**	**103,960**	**21,302**	**(9,432)**	**115,830**	**163,947**	**(44,795)**	**3,322**	**115,830**	**119,152**	**188,209**	**-98%**	**-37%**
Depreciation and Amortization	283,887	(558)	-	-	(558)	283,329	49,501	333,388	(558)	332,830	291,069	15%	14%
Net Provisions	97,326	(17,929)	-	-	(17,929)	79,397	(2,216)	95,110	(17,929)	77,181	(1,076)	-8939%	-7273%
Other Adjustments and Other Changes in Working Capital	50,184	35,634	7,101	(9,398)	33,337	83,521	(19,803)	30,381	33,337	63,718	(42,225)	-172%	-251%
Change in Operating Working Capital	(328,006)	(18,610)	(7,812)	-	(26,422)	(354,428)	(82,298)	(410,304)	(26,422)	(436,726)	(514,324)	-20%	-15%
Changes in Inventories	*(245,507)*	-	-	-	-	*(245,507)*	*(93,160)*	*(338,667)*	-	*(338,667)*	*(474,970)*	*-29%*	*-29%*
Change in Trade Receivables	*(45,312)*	-	-	-	-	*(45,312)*	*(3,246)*	*(48,558)*	-	*(48,558)*	*(26,120)*	*86%*	*86%*
Change in Trade Payables	*(37,187)*	*(18,610)*	*(7,812)*	-	*(26,422)*	*(63,609)*	*14,108*	*(23,079)*	*(26,422)*	*(49,501)*	*(13,234)*	*74%*	*274%*
Net Cash Flow From Operating Activities	**151,508**	**102,497**	**20,591**	**(18,830)**	**104,258**	**255,766**	**(99,611)**	**51,897**	**104,258**	**156,155**	**(78,347)**	**-166%**	**-299%**
Business Combinations and Investments in Group Companies	(48,705)	-	-	-	-	(48,705)	-	(48,705)	-	(48,705)	(1,533,264)	-97%	-97%
CAPEX	(110,009)	-	-	-	-	(110,009)	(20,660)	(130,669)	-	(130,669)	(203,999)	-36%	-36%
R&D/Other Intangible Assets	(47,951)	-	-	-	-	(47,951)	(13,691)	(61,642)	-	(61,642)	(27,697)	123%	123%
Other Cash Inflow / (Outflow)	(27,507)	-	-	-	-	(27,507)	12,767	(14,740)	-	(14,740)	(69,853)	-79%	-79%
Net Cash Flow From Investing Activities	**(234,172)**	**-**	**-**	**-**	**-**	**(234,172)**	**(21,584)**	**(255,756)**	**-**	**(255,756)**	**(1,834,813)**	-86%	-86%
Free Cash Flow	**(82,664)**	**102,497**	**20,591**	**(18,830)**	**104,258**	**21,594**	**(121,195)**	**(203,859)**	**104,258**	**(99,601)**	**(1,913,160)**	**-89%**	**-95%**
Issue / /Repayment) of Debt	130,545	-	-	-	-	130,545	5,655	136,200	-	136,200	-	-	-
Capital Grants	1,401	-	-	-	-	1,401	-	1,401	-	1,401	(398,842)	-100%	-100%
Dividends (Paid) / Received	-	-	-	-	-	-	-	-	-	-	10,125		
Other Cash Flows From / (Used in) Financing Activities	2,258	-	-	-	-	2,258	(290)	1,968	-	1,968	13,007	-85%	-85%
Interco transactions and investments in Group and related companies	(70,507)	-	-	-	-	(70,507)	70,507	-	-	-	-	-	-
Net Cash Flow From Financing Activities	**63,697**	**-**	**-**	**-**	**-**	**63,697**	**75,872**	**139,569**	**-**	**139,569**	**(375,710)**	**-137%**	**-137%**
Total Cash Flow	**(18,967)**	**102,497**	**20,591**	**(18,830)**	**104,258**	**85,291**	**(45,323)**	**(64,290)**	**104,258**	**39,968**	**(2,288,870)**	**-97%**	**-102%**
Cash and Cash Equivalents at the Beginning of the Year	431,337	-	-	-	-	431,337	116,642	547,979	-	547,979	2,675,611	-80%	-80%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	504	-	-	-	-	504	33	537	-	537	92,840	-99%	-99%
Cash and Cash Equivalents at the End of the Period	**412,874**	**102,497**	**20,591**	**(18,830)**	**104,258**	**517,132**	**71,352**	**484,226**	**104,258**	**588,484**	**479,581**	**1%**	**23%**

Note: *We have made adjustments to reflect the underlying performance of Grifols' operations and for comparability purposes. These adjustments are caused due to a unique event and are not expected to be repeated periodically. In 2023, it includes: (i) restructuring costs as part of the Operational Improvement Plan, which was announced in February 2023 and accrued a one-time restructuring charge of about EUR 140 million; (ii) M&A transaction costs are mainly related to the transaction in China announced in June 2023; (iii) a one-off Diagnostic Division commercial true-up.*

Q3 2023 Results - 27 - GRIFOLS

Annex

Balance Sheet | Q3 2023

In thousands of euros

Assets

	September 2023	December 2022
Non-Current Assets	**17,049,130**	**16,880,390**
Goodwill and Other Intangible Assets	10,876,233	10,858,608
Property Plant & Equipment	3,278,650	3,270,937
Investments in Equity Accounted Investees	1,947,015	1,955,177
Non-Current Financial Assets	650,280	620,745
Other Non-Current Assets	296,952	174,923
Current Assets	**5,015,368**	**4,653,587**
Non-Current Contract Assets Held for Sale	-	4,969
Inventories	3,486,683	3,201,357
Current Contract Assets	41,302	35,154
Trade and Other Receivables	866,728	738,651
Other Current Financial Assets	59,410	43,663
Other Current Assets	77,019	81,814
Cash and Cash Equivalents	484,226	547,979
Total Assets	**22,064,498**	**21,533,977**

In thousands of euros

Liabilities

	September 2023	December 2022
Equity	**8,568,690**	**8,457,544**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,528,856	4,326,436
Treasury Stock	(158,692)	(162,220)
Current Year Earnings	3,322	208,279
Other Comprehensive Income	723,260	727,111
Non-Controllling Interests	2,441,612	2,327,606
No-Current Liabilities	**11,470,749**	**11,120,586**
Non-Current Financial Liabilities	10,299,444	9,960,562
Other Non-Current Liabilities	1,171,305	1,160,024
Current Liabilities	**2,025,059**	**1,955,847**
Current Financial Liabilities	757,246	795,686
Other Current Liabilities	1,267,813	1,160,161
Total Equity and Liabilities	**22,064,498**	**21,533,977**

Q3 2023 Results - 28 - GRIFOLS

Annex

Gross Margin to Adjusted Gross Margin Excl. Biotest
SG&A as % of Sales to Adjusted SG&A as % of Sales Excl. Biotest

Gross Margin

In millions of euros except ratio. Stand-Alone	3Q23	2Q23	1Q23	4Q22	3Q22
Net Revenue	1,487,992	1,523,577	1,444,250	1,557,559	1,433,365
Cost of Sales	(879,989)	(936,596)	(914,560)	(1,001,244)	(902,460)
Gross Margin Reported	608,003	586,981	529,689	556,315	530,904
Reestructuring costs	1,690	1,597	6,572	-	-
Gross Margin Adjusted	**609,693**	**588,579**	**536,261**	**556,315**	**530,904**
% Net revenue	**41.0%**	**38.6%**	**37.1%**	**35.7%**	**37.0%**

SG&A

In millions of euros except ratio. Stand-Alone	3Q23	2Q23	1Q23	4Q22	3Q22
Net Revenue	1,487,992	1,523,577	1,444,250	1,557,559	1,433,365
SG&A Reported	(279,838)	(276,281)	(389,948)	(307,498)	(274,580)
Reestructuring costs	(2,458)	(2,869)	114,032	-	-
Transaction costs	13,804	10,083	905	-	-
SG&A Adjusted	**(268,492)**	**(269,067)**	**(275,011)**	**(307,498)**	**(274,580)**
% Net revenue	**18.0%**	**17.7%**	**19.0%**	**19.7%**	**19.2%**

Note: *We have adjusted to reflect the underlying performance of Grifols' Gross Margin and SG&A for comparability purposes. These adjustments are made due to specific events and are not expected to be repeated periodically. It includes: (i) restructuring costs as part of the Operational Improvement Plan, which was announced in February 2023 and accrued a one-time restructuring charge of about EUR 140 million; (ii) M&A transaction costs are mainly related to the transaction in China announced in June 2023.*

Q3 2023 Results - 29 - GRIFOLS

Annex

EBIT to Adjusted EBITDA Excl. Biotest

Miles de euros	3T 2023	2T 2023	1T 2022	4T 2022	3T 2023 LTM	3T 2022
RESULTADO DE LA EXPLOTACION (EBIT)	**263,468**	**251,243**	**75,348**	**173,747**	**763,806**	**211,271**
Depreciación y amortización	(96,336)	(94,936)	(98,296)	(102,226)	(391,794)	(98,047)
	-	-	-	-	-	-
EBITDA Reportado	**359,804**	**346,180**	**173,644**	**275,973**	**1,155,601**	**309,318**
% Ingresos netos	*24.2%*	*22.7%*	*12.0%*	*17.7%*	*19.6%*	*21.6%*
Costes de restructuración	-	-	139,427	26,231	165,658	5,655
Costes de transacción	13,762	9,735	4,515	696	28,708	505
Diagnostic commercial true-up	-	-	(18,830)	-	(18,830)	-
Ganancias por desinversión	-	-	-	-	-	(14,678)
Impairments	-	-	-	2,700	2,700	-
Otras partidas no recurrentes	-	-	-	10,487	10,487	-
Total ajustes	***13,762***	***9,735***	***125,112***	***40,114***	**188,723**	***(8,518)***
EBITDA Ajustado	**373,566**	**355,915**	**298,756**	**316,087**	**1,344,324**	**300,800**
% Ingresos netos	*25.1%*	*23.4%*	*21.0%*	*20.3%*	*22.9%*	*21.0%*

Note: *Reported EBITDA measures operating results plus D&A of the period. Adjusted EBITDA is a more comprehensive measure of Grifols's operating profitability as it excludes restructuring and transaction costs that are non-recurring, divestment gains, and impairments. We have made adjustments to reflect the underlying performance of Grifols and for comparability purposes. These adjustments are caused due to specific events and are not expected to be repeated periodically. It includes (i) restructuring costs as part of the Operational Improvement Plan, which was announced in February 2023 and accrued a one-time restructuring charge of about EUR 140 million; (ii)* M&A transaction costs are mainly related to the transaction in China announced in June 2023; *(iii) a one-off Diagnostic Division commercial true-up; (iv) impairments of certain assets; (v) other non-recurring items.*

Q3 2023 Results - 30 - GRIFOLS

Q3 2023 Results - 31 - EBITDA Bridge Excl. Biotest | Q3 YTD’22 – Q3 YTD’23 Annex 858 880 206 30 23 148 39 Diagnostic FX 17 Adjusted EBITDA Q3 YTD’23 Adjusted EBITDA Q3 YTD’22 Biopharma Bio Supplies 20 Opex Others 19 One-offs Reported EBITDA Q3 YTD’23 9 1,028 +170m +20% 23.2% 20.7% Includes the EUR 140m restructuring charge, EUR (19)m one-off in Diagnostic revenues commercial true-up and EUR 27m transaction costs Note: the variations of Biopharma, Diagnostic and Bio Supplies refer only to Gross margin (EUR in millions) Mainly G&A savings from the Operational Improvement Plan Expenses related to higher sales and commercial efforts

Annex

EBIT to Adjusted EBITDA Incl. Biotest

Miles de euros	3T 2023	2T 2023	1T 2022	4T 2022	3T 2023 LTM	3T 2022
RESULTADO DE LA EXPLOTACION (EBIT)	**250,588**	**243,396**	**50,629**	**176,947**	**721,560**	**201,387**
Depreciación y amortización	(108,976)	(107,581)	(122,511)	(117,406)	(456,474)	(106,973)
	-	0	0	0	-	-
EBITDA Reportado	**359,564**	**350,977**	**173,140**	**294,353**	**1,178,034**	**308,360**
% Ingresos netos	*22.5%*	*21.1%*	*11.1%*	*17.2%*	*18.0%*	*20.0%*
Costes de restructuración	-	-	139,427	26,231	165,658	5,655
Costes de transacción	13,762	9,735	4,515	696	28,708	505
Diagnostic commercial true-up	-	-	(18,830)	-	(18,830)	-
Ganancias por desinversión	-	-	-	-	-	(14,678)
Impairments	-	-	-	2,700	2,700	-
Proyecto Biotest Next Level	-	-	-	13,482	13,482	22,341
Otras partidas no recurrentes	-	-	-	10,487	10,487	**-**
Total ajustes						
	-	**-**	**-**	**-**	**-**	**-**
EBITDA Ajustado	**373,326**	**360,712**	**298,252**	**347,949**	**1,380,239**	**322,183**
% Ingresos netos	*23.4%*	*21.7%*	*19.3%*	*20.3%*	*21.2%*	*20.9%*

Note: *Reported EBITDA measures operating results plus D&A of the period. Adjusted EBITDA is a more comprehensive measure of Grifols's operating profitability as it excludes restructuring and transaction costs that are non-recurring, divestment gains, and impairments. We have made adjustments to reflect the underlying performance of Grifols and for comparability purposes. These adjustments are caused due to specific events and are not expected to be repeated periodically. It includes (i) restructuring costs as part of the Operational Improvement Plan, which was announced in February 2023 and accrued a one-time restructuring charge of about EUR 140 million; (ii) M&A transaction costs are mainly related to the transaction in China announced in June 2023; (iii) a one-off Diagnostic Division commercial true-up; (iv) impairments of certain assets; (v) Biotest Next Level (BNL) is a one-off project aimed to increase production capacity in Dreieich, Germany, and develop three key R&D projects (IgG Next Gen, Trimodulin, Fibrinogen) (vi) other non-recurring items.*

Q3 2023 Results - 32 - GRIFOLS

Annex

Leverage Ratio and Adj. EBITDA LTM as per Credit Agreement

In millions of euros except ratio. Including Biotest	Q3'23	Q2'23	Q1'23	Q4'22	Q3'22	Q2'22
Non-Current Financial Liabilities	10,299	10,203	9,999	9,961	10,397	10,104
Non-recurrent Lease Liabilities (IFRS16)	(928)	(890)	(884)	(915)	(1,058)	(1,006)
Current Financial Liabilities	757	733	761	796	586	484
Recurrent Lease Liabilities (IFRS16)	(104)	(101)	(99)	(102)	(65)	(62)
Cash and Cash Equivalents	(484)	(523)	(426)	(548)	(480)	(525)
Net Financial Debt as per Credit Agreement	**9,540**	**9,422**	**9,351**	**9,191**	**9,381**	**8,994**

In million of euros	LTM Q3'23	LTM Q2'23	LTM Q1'23	FY 2022	LTM Q3'22	LTM Q2'22
OPERATING RESULT (EBIT)	**722**	**672**	**694**	**806**	**668**	**559**
Depreciation & Amortization	(456)	(454)	(447)	(415)	(399)	(386)
Reported EBITDA	**1,178**	**1,127**	**1,142**	**1,221**	**1,067**	**945**
IFRS 16	(103)	(101)	(102)	(100)	(91)	(85)
Restructuring costs	165	171	174	36	46	40
Transaction costs	31	19	28	26	25	29
Cost savings, operating improvements and synergies on a "run rate"	121	121	92	100	34	68
Other one-offs	24	24	4	4	6	6
Total adjustments	**238**	**234**	**194**	**66**	**20**	**58**
Adjusted EBITDA LTM as per Credit Agreement	**1,416**	**1,361**	**1,336**	**1,287**	**1,087**	**1,003**
Leverage Ratio as per Credit Agreeement	**6.7x**	**6.9x**	**7.0x**	**7.1x**	**8.6x**	**9.0x**

Note: *Net financial Debt as per credit agreement is the definition stated in Grifols's Credit Agreement and is the amount by which Grifols' total financial liabilities exceed cash and cash equivalents, excluding the impact of IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. As of September 2023, the impact of IFRS 16 on total debt is EUR 1,032.6 million. As per the Credit Agreements, it includes some adjustments due to specific events and is not expected to be repeated periodically. It includes (i) the impact of the IFRS 16; (ii) restructuring costs as part of the Operational Improvement Plan, which was announced in February 2023 and accrued a one-time restructuring charge of about EUR 140 million; (ii) Cost-saving operating improvements and synergies represent the adjusted effect of bringing the annualized effect of cost savings from the operational restructuring plan that we will have next year to the present year's financials; (iii) M&A transaction costs are mainly related to the transaction in China announced in June 2023; (vi) other non-recurring items.*

Q3 2023 Results - 33 - GRIFOLS

Q3 2023 Results - 34 - Net Revenue Reconciliation Constant Currency Excl. Biotest | Q3 2023 Annex In thousands of euros Q3 2023 Q3 2022 % Var Reported Net Revenues 1,487,992 1,433,365 3.8% Variation due to Exchange Rate Effects 82,394 Net Revenues at Constant Currency 1,570,386 1,433,365 9.6% In thousands of euros Q3 2023 Q3 2022 % Var Reported Biopharma Revenues 1,258,174 1,157,415 8.7% Variation due to Exchange Rate Effects 71,268 Reported Biopharma Net Revenues at Constant Currency 1,329,442 1,157,415 14.9% In thousands of euros Q3 2023 Q3 2022 % Var Reported U.S. + Canada Net Revenues 969,662 993,706 (2.4%) Variation due to Exchange Rate Effects 62,461 Reported U.S. + Canada Net Revenues at Constant Currency 1,032,123 993,706 3.9% In thousands of euros Q3 2023 Q3 2022 % Var Reported EU Net Revenues 232,215 210,998 10.1% Variation due to Exchange Rate Effects 693 Reported EU Net Revenues at Constant Currency 232,908 210,998 10.4% In thousands of euros Q3 2023 Q3 2022 % Var Reported ROW Net Revenues 286,115 228,661 25.1% Variation due to Exchange Rate Effects 19,240 Reported ROW Net Revenues at Constant Currency 305,355 228,661 33.5%

Annex

Net Revenue Reconciliation Constant Currency Excl. Biotest | Q3 YTD 2023

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported Net Revenues	4,455,819	4,145,169	7.5%
Variation due to Exchange Rate Effects	35,898		
Net Revenues at Constant Currency	**4,491,717**	**4,145,169**	**8.4%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported Biopharma Revenues	3,699,270	3,372,017	9.7%
Variation due to Exchange Rate Effects	29,707		
Reported Biopharma Net Revenues at Constant Currency	**3,728,977**	**3,372,017**	**10.6%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported U.S. + Canada Net Revenues	2,891,622	2,809,524	2.9%
Variation due to Exchange Rate Effects	17,469		
Reported U.S. + Canada Net Revenues at Constant Currency	**2,909,091**	**2,809,524**	**3.5%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported EU Net Revenues	721,338	634,287	13.7%
Variation due to Exchange Rate Effects	(9)		
Reported EU Net Revenues at Constant Currency	**721,329**	**634,287**	**13.7%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported ROW Net Revenues	842,859	701,358	20.2%
Variation due to Exchange Rate Effects	18,438		
Reported ROW Net Revenues at Constant Currency	**861,297**	**701,358**	**22.8%**

Q3 2023 Results - 35 - GRIFOLS

Q3 2023 Results - 36 - Net Revenue Reconciliation Constant Currency Incl. Biotest | Q3 2023 Annex In thousands of euros Q3 2023 Q3 2022 % Var Reported Net Revenues 1,597,482 1,541,130 3.7% Variation due to Exchange Rate Effects 82,207 Net Revenues at Constant Currency 1,679,689 1,541,130 9.0% In thousands of euros Q3 2023 Q3 2022 % Var Reported Biopharma Net Revenues 1,367,664 1,265,180 8.1% Variation due to Exchange Rate Effects 71,081 Reported Biopharma Net Revenues at Constant Currency 1,438,745 1,265,180 13.7% In thousands of euros Q3 2023 Q3 2022 % Var Reported Diagnostic Net Revenues 156,283 169,620 (7.9%) Variation due to Exchange Rate Effects 8,061 Reported Diagnostic Net Revenues at Constant Currency 164,344 169,620 (3.1%) In thousands of euros Q3 2023 Q3 2022 % Var Reported Bio Supplies Net Revenues 36,057 44,214 (18.4%) Variation due to Exchange Rate Effects 1,939 Reported Bio Supplies Net Revenues at Constant Currency 37,996 44,214 (14.1%) Note: Bio Supplies figures for Q3 2022 differ from Note 5 of the June 2023 Interim Financial Statements as the Directors' Reports discloses management information In thousands of euros Q3 2023 Q3 2022 % Var Reported Others & Intersegments Net Revenues 37,478 62,116 (39.7%) Variation due to Exchange Rate Effects 1,126 Reported Other & Intersegments Net Revenues at Constant Currency 38,604 62,116 (37.9%) In thousands of euros Q3 2023 Q3 2022 % Var Reported U.S. + Canada Net Revenues 970,208 994,660 (2.5%) Variation due to Exchange Rate Effects 62,461 Reported U.S. + Canada Net Revenues at Constant Currency 1,032,669 994,660 3.8% In thousands of euros Q3 2023 Q3 2022 % Var Reported EU Net Revenues 289,424 268,050 8.0% Variation due to Exchange Rate Effects 489 Reported EU Net Revenues at Constant Currency 289,913 268,050 8.2% In thousands of euros Q3 2023 Q3 2022 % Var Reported ROW Net Revenues 337,850 278,420 21.3% Variation due to Exchange Rate Effects 19,257 Reported ROW Net Revenues at Constant Currency 357,107 278,420 28.3%

Annex

Net Revenue Reconciliation Constant Currency Incl. Biotest | Q3 YTD 2023

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported Net Revenues	4,822,427	4,351,222	10.8%
Variation due to Exchange Rate Effects	36,632		
Net Revenues at Constant Currency	**4,859,059**	**4,351,222**	**11.7%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported Biopharma Net Revenues	4,065,878	3,578,070	13.6%
Variation due to Exchange Rate Effects	30,440		
Reported Biopharma Net Revenues at Constant Currency	**4,096,318**	**3,578,070**	**14.5%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported Diagnostic Net Revenues	497,771	499,056	(0.3%)
Variation due to Exchange Rate Effects	5,786		
Reported Diagnostic Net Revenues at Constant Currency	**503,557**	**499,056**	**0.9%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported Bio Supplies Net Revenues	118,672	96,767	22.6%
Variation due to Exchange Rate Effects	186		
Reported Bio Supplies Net Revenues at Constant Currency	**118,858**	**96,767**	**22.8%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported Others & Intersegments Net Revenues	140,106	177,329	(21.0%)
Variation due to Exchange Rate Effects	220		
Reported Other & Intersegments Net Revenues at Constant Currency	**140,326**	**177,329**	**(20.9%)**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported U.S. + Canada Net Revenues	2,893,072	2,811,643	2.9%
Variation due to Exchange Rate Effects	17,469		
Reported U.S. + Canada Net Revenues at Constant Currency	**2,910,541**	**2,811,643**	**3.5%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported EU Net Revenues	916,955	741,673	23.6%
Variation due to Exchange Rate Effects	27		
Reported EU Net Revenues at Constant Currency	**916,982**	**741,673**	**23.6%**

In thousands of euros	YTD 2023	YTD 2022	% Var
Reported ROW Net Revenues	1,012,400	797,906	26.9%
Variation due to Exchange Rate Effects	19,136		
Reported ROW Net Revenues at Constant Currency	**1,031,536**	**797,906**	**29.3%**

Q3 2023 Results - 37 - GRIFOLS

Q3 2023 Results - 38 - Definition of Non-GAAP Measures and Constant Currency Annex • Adjusted EBITDA is defined as EBITDA, excluding one-offs and items related to unique events and are not expected to be repeated periodically and not, including restructuring and transaction costs. It provides a useful measure for period-to-period comparisons of the business, as it is not indicative of Grifols’ ongoing operating performance. • Adjusted EBITDA LTM as per Credit Agreement is defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity-accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write-offs, write-downs, and other non-cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non-recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring and “carveout” expenses, (xii) any costs and expenses relating to the Issuer’s potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a “run rate” basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non-recurring gains, (iii) any income or gains on ordinary course hedging obligations (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity-accounted investee, in each case, for the last 12 months. • Adjusted EBITDA LTM is defined as Adjusted EBITDA related to the last 12 months. • Adjusted Gross Margin is defined as gross margin, excluding the effect of non-cash expenses and non-recurring items not indicative of our ongoing operating performance, including restructuring and transaction costs. • Adjusted Selling general and administrative expenses (SG&A) comprise all direct and indirect selling costs, operational overhead costs, and administrative expenses unrelated to production excluding the effect of non-cash expenses and non-recurring items not indicative of our ongoing operating performance, including restructuring and transaction costs.

Q3 2023 Results - 39 - Definition of Non-GAAP Measures and Constant Currency Annex • Constant currency (cc) excludes exchange rate fluctuations over the period. • EBIT measures profitability and reflects earnings before accounting for interest expenses and income taxes. EBIT is calculated by subtracting a company's operating and operating expenses from its total revenue. • EBITDA is defined as operating result (EBIT), excluding depreciation of property, plant and equipment, depreciation of right-of-use assets, amortization of intangible assets, and impairments of property, plant and equipment, right-of-use assets and of intangible assets. It is used to evaluate the company's results over time, allowing it to be compared with other companies in the sector. • EBITDA LTM is defined as EBITDA related to the last 12 months. • Impairment is defined as a permanent reduction in the value of the company asset. It may be a fixed asset or an intangible asset. • Last twelve months (LTM) • Net financial debt as per the Credit Agreement is the definition stated in Grifols´s Credit Agreement and it is defined as the amount by which Grifols's total financial liabilities exceed its total financial assets, including cash and cash equivalents. It excludes the impact of IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases.

Q3 2023 Results - 40 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 2, 2023